

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 19, 2021

Pauline Carson
Chief Executive Officer
Accel Liquid Gels
5308 W. Cygnus Hill Cove
West Jordan, UT 84081

      Re: Accel Liquid Gels
           Registration Statement on Form S-1
           File No. 333-258166
           Filed July 26, 2021

Dear Ms. Carson:

      We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

General

1.   The fee table of your registration statement indicates that you seek to register 20,000,000 shares of your common stock. However, we note that only 8,000,000 shares are being offered for sale by the prospectus. Since you are not eligible to conduct a delayed offering at this time, please revise the registration statement throughout to increase the size of the offering or to clearly state that you are only registering 8,000,000 shares.

2.   We note that your prospectus contains numerous statements which contradict the fact that all of the shares offered herein are on behalf of the selling security holder. For example, you state on the cover page that you will retain the proceeds from the sale of any of the offered shares, and your disclosure in Use of Proceeds and Dilution does not clearly state that you will receive no proceeds from the sale of the shares. Please revise.

3.   We note that you indicate that you are an "emerging growth company," as defined in the Jumpstart Our Business Startups Act ("the Act"), please disclose on your prospectus cover page that you are an emerging growth company, and revise your prospectus to provide the following additional disclosures:

- Describe how and when a company may lose emerging growth company status;
- A brief description of the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and
- Your election under Section 107(b) of the Act to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(2)(B) of the Act.

Prospectus Summary, page 1

4.   Please balance disclosure of your operations, production, and distribution with the information that your operations to date consist of one sale. Please explain why you have not added caffeine to the listed ingredients of your liquid energy gels since your website lists it as an ingredient. In addition, it appears that your product is not proprietary and has no intellectual property protection. Please disclose who owns the formula for your product. Evaluate the risks that your manufacturer could sell the product to other companies, or that competitors could manufacture an equivalent product.

5.   We note your statement on page 3 that Ms. Carson "will determine when and how she will sell the common stock offered in this prospectus" to reconcile the apparent inconsistency with the statement on page 9 that this is a best efforts offering. Include a brief description of a best efforts offering, together with information as how to investors may subscribe in the offering, whether subscriptions are irrevocable, and any arrangements to place funds in an escrow, trust, or similar account. See Item 501(b)(8) of Regulation S-K. If a subscription agreement will be used, please file it as an exhibit. Beside the heading "Termination of the Offering" on page 3, please delete item (iii), referring to Rule 144 volume limitations, or advise.

Risk Factors, page 5

6.   Please revise the risk factor entitled "Side Effects of the Product" to relate specifically to your product. Describe the material risks associated with your product, including any potential adverse effects. Please also describe potential product liability risks to which you may be subject, including risks related to the production of your product by one or more third-party manufacturers, and your potential dependence on such manufacturers.

7.   With reference to your election to use the extended transition period as an emerging growth company, please provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private

companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures in MD&A.

Selling Security Holder, page 10

8.   We note your disclosure on page 11 that the shares may be offered from time to time, and that the selling security holder is under no obligation to sell all or any portion of the shares. Since you have structured this offering as a best efforts offering which will be available for a period of 90 days, please revise your disclosure or tell us how these statements do not contradict the terms of the offering. Further, please delete the language indicating that the shares may be sold in compliance with Rule 144.

Description of Business, page 17

9.   It appears that your product is sold as a dietary supplement. Please expand the description of existing and probable government regulations, including the FDA's safety monitoring requirements you have referenced. In addition, please explain the role that Soft Gels Technologies plays in your business operations.

Interest of Management and Others in Certain Transactions, page 24

10.   We note statements that you will rely on Ms. Carson for funding until you are "self-sufficient," you have an oral agreement regarding such funding, and she is willing to fund up to $50,000 to meet your requirements on pages 5, 6, and 13. Please clarify whether this includes, or is in addition to, the funds raised by her in this offering. Please disclose the material terms and conditions of this agreement, including the nature of the potential funding and any related interest. See Item 404 of Regulation S-K.

Independent Auditor's Report, page F-2

11.   Your independent auditors' report does not comply with Rule 2-02 of Regulation S-X, nor does it meet the requirements of AS 3101. For example, the report does not include an opinion on the financial statements, does not state the public accounting firm is registered with the PCAOB, nor does it state the audit was performed with the standards of the PCAOB, among other items which require revision. Please revise to include an independent auditors' report that fully complies with the guidance noted above.

    We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Charles Eastman at 202-551-3794 or Jean Yu at 202-551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Angelini at 202-551-3047 or Erin Purnell at 202-551-3454 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Keith Hamilton